                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               ---------------
                           BI Incorporated (Issuer)
                           (Name of Subject Company)

                   KBII Acquisition Company, Inc. (Offeror)
                    KBII Holdings, Inc. (Offeror's Parent )
                           (Names of Filing Persons)

                               ---------------
                     Common Stock, No Par Value Per Share
                        (Title of Class of Securities)

                                   055467203
                     (CUSIP Number of Class of Securities)

                               ---------------

                             Christopher Lacovara
                               111 Radio Circle
                          Mount Kisco, New York 10549
                           Telephone (914) 241-7430
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                                With Copies To:

                             Gregory K. Gale, Esq.
                               Hunton & Williams
                    600 Peachtree Street, N.E., Suite 4100
                            Atlanta, GA 30308-2216
                           Telephone (404) 888-4000

                           Calculation of Filing Fee

------------------------------------------------------------------------------
      Transaction Valuation: *                           Amount of Filing Fee:
             $73,249,630                                        $14,650

-------------------------------------------------------------------------------
  * For purposes of calculating the filing fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 909,925 shares of common stock with strike prices lower than $8.25 that may become exercisable before or during a subsequent offer period, if any. Pursuant to the Agreement and Plan of Merger, dated as of August 10, 2000, by and among BI Incorporated (the "Company"), KBII Holdings, Inc. and KBII Acquisition Company, Inc. (together, the "Bidders"), the Company represented to the Bidders that, as of such date, it had 7,968,818 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidders.

  [_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: None
     Form or Registration No.: Not applicable
     Filing Party: Not applicable
     Date Filed: Not applicable

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party offer subject to Rule 14d-1

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transactions subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reposting the results of the tender offer: [ ]

   This Tender Offer Statement on Tender Offer Schedule TO (this "Schedule TO") is filed by KBII Acquisition Company, Inc., a Colorado corporation ("Offeror") and a direct wholly owned subsidiary of KBII Holdings, Inc., a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, no par value per share (the "Shares"), of BI Incorporated, a Colorado corporation (the "Company"), including the associated common stock purchase rights at a purchase price of $8.25 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

 ITEM 3.
 (a), (b) and      --  The information set forth in the Introduction, Section 9,
 (c) (1), (c) (2)      "Certain Information Concerning Offeror and Parent" and
 and (c) (5)           Annex I of the Offer to Purchase is incorporated herein
                       by reference.

 (c) (3)           --  To the best knowledge of Offeror and Parent, no person listed in Annex I of the Offer to Purchase has, during
                       the past five years, been convicted in a criminal
                       proceeding (excluding traffic violations and similar
                       misdemeanors).

 (c) (4)           --  To the best knowledge of Offeror and Parent, no person listed in Annex I of the Offer to Purchase has, during
                       the past five years, been a party to any judicial or
                       administrative proceeding (except for matters that were
                       dismissed without sanction or settlement) that resulted
                       in a judgment, decree or final order enjoining the person
                       from future violations of, or prohibiting activities
                       subject to, federal or state securities laws, or a
                       finding of any violation of federal or state securities
                       laws.

 ITEM 10.
                   -- Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) the offer is for all outstanding securities of the subject class.

 ITEM 12.
 (a) (1) (A)       --  Offer to Purchase dated August 18, 2000.

 (a) (1) (B)       --  Form of Letter of Transmittal.

 (a) (1) (C)       --  Form of Notice of Guaranteed Delivery.

 (a) (1) (D)       --  Form of Letter to Brokers, Dealers, Banks, Trust
                       Companies and Other Nominees.

 (a) (1) (E)       --  Form of Letter to Clients from Brokers, Dealers, Banks,
                       Trust Companies and Other Nominees.

 (a) (1) (F)       --  Form of Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9.

 (a) (1) (G)       --  Press Release issued by the Company on August 11, 2000.*

 (a) (1) (H)       --  Summary Advertisement as published in The Wall Street
                       Journal on August 18, 2000.

 (b) (1)           --  Commitment Letter, dated August 10, 2000, by and between
                       National City Bank and Parent.

 (b) (2)           --  Commitment Letter, dated August 17, 2000, by and between
                       The Prudential Insurance Company of America and Parent.

 (b) (3)           --  Equity Commitment Letter, dated August 7, 2000, from
                       Kohlberg Investors III, L.P.

 (c)               --  None or not applicable.

 (d) (1)          --  Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company.

 (d) (2)          --  Form of Side Letter, among Offeror, Parent and certain shareholders of the Company, to be entered into in
                      substantially the same form at or prior to the
                      consummation of the Merger.

 (d) (3)          --  Stock Voting and Tender Agreement dated as of August 10,
                      2000, among Offeror, Parent and certain shareholders of
                      the Company.

 (d) (4)          --  Form of Separation Policy, to be entered into in
                      substantially the same form at or prior to the
                      consummation of the Merger.

 (d) (5)          --  Confidentiality Agreement between Kohlberg & Co., L.L.C.
                      and the Company, dated as of January 21, 2000.

 (d) (6)          --  Form of Stockholders' Agreement for KBII Holdings, Inc.,
                      to be entered into in substantially the same form at or
                      prior to the consummation of the Merger.

 (d) (7)          --  Form of Stock Option Plan for KBII Holdings, Inc., to be
                      entered into in substantially the same form at or prior to the consummation of the Merger.

 (d) (8)          --  Form of Rollover Option Grant Letter for KBII Holdings,
                      Inc., to be entered into in substantially the same form at or prior to the consummation of the Merger.

 (d) (9)          --  Form of Non-Rollover Option Grant Letter for KBII
                      Holdings, Inc., to be entered into in substantially the
                      same form at or prior to the consummation of the Merger.

 (e) through (h)  --  None or not applicable.

* Incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission by Offeror and Parent on August 11, 2000.

ITEM 13.

   Not applicable.

                                   Signature

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000                    KBII ACQUISITION COMPANY, INC.

                                             /s/ Christopher Lacovara
                                          By___________________________________
                                             Name: Christopher Lacovara
                                             Title: Secretary



Dated: August 18, 2000                    KBII HOLDINGS, INC.


                                             /s/ Christopher Lacovara
                                          By___________________________________
                                             Name: Christopher Lacovara
                                             Title: Secretary

                                 EXHIBIT INDEX

 (a) (1) (A)      --  Offer to Purchase dated August 18, 2000.

 (a) (1) (B)      --  Form of Letter of Transmittal.

 (a) (1) (C)      --  Form of Notice of Guaranteed Delivery.

 (a) (1) (D)      --  Form of Letter to Brokers, Dealers, Banks, Trust Companies
                      and Other Nominees.

 (a) (1) (E)      --  Form of Letter to Clients from Brokers, Dealers, Banks,
                      Trust Companies and Other Nominees.

 (a) (1) (F)      --  Form of Guidelines for Certification of Taxpayer
                      Identification Number on Substitute Form W-9.

 (a) (1) (G)      --  Press Release issued by the Company on August 11, 2000.*

 (a) (1) (H)      --  Summary Advertisement as published in The Wall Street
                      Journal on August 18, 2000.

 (b) (1)          --  Commitment Letter, dated August 10, 2000, by and between
                      National City Bank and Parent.

 (b) (2)          --  Commitment Letter, dated August 17, 2000, by and between
                      The Prudential Insurance Company of America and Parent.

 (b) (3)          --  Equity Commitment Letter, dated August 7, 2000, from
                      Kohlberg Investors III, L.P.
 (c)              --  None or not applicable.
 (d) (1)          --  Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company.

 (d) (2)          --  Form of Side Letter among Offeror, Parent and certain
                      shareholders of the Company, to be entered into in
                      substantially the same form at or prior to the
                      consummation of the Merger.

 (d) (3)          --  Stock Voting and Tender Agreement dated as of August 10,
                      2000, among Offeror, Parent and certain shareholders of
                      the Company.

 (d) (4)          --  Form of Separation Policy, to be entered into in
                      substantially the same form at or prior to the
                      consummation of the Merger.

 (d) (5)          --  Confidentiality Agreement between Kohlberg & Co., L.L.C.
                      and the Company, dated as of January 21, 2000.

 (d) (6)          --  Form of Stockholders' Agreement for KBII Holdings, Inc.,
                      to be entered into in substantially the same form at or
                      prior to the consummation of the Merger.

 (d) (7)          --  Form of Stock Option Plan for KBII Holdings, Inc., to be
                      entered into in substantially the same form at or prior to the consummation of the Merger.

 (d) (8)          --  Form of Rollover Option Grant Letter for KBII Holdings,
                      Inc., to be entered into in substantially the same form at or prior to the consummation of the Merger.

 (d) (9)          --  Form of Non-Rollover Option Grant Letter for KBII
                      Holdings, Inc., to be entered into in substantially the
                      same form at or prior to the consummation of the Merger.

 (e) through (h)  --  None or not applicable.

* Incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission by Offeror and Parent on August 11, 2000.